EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011

Net Income (Loss)	$(0.3)	$(0.7)	$8.7	$8.0
Less: Dividend Requirements on Preferred Stock	0.1	0.1	0.1	0.1

Net Income Applicable to Common Stock	$(0.4)	$(0.8)	$8.6	$7.9

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	12,331	10,877	11,624	10,868

Dilutive Effect of Stock Options and Restricted Stock (000’s)	—	—	3	3

Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	12,331	10,877	11,627	10,871

Earnings Per Share – Basic and Diluted	$(0.03)	$(0.08)	$0.74	$0.73